UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Jones Energy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

48019R108
(CUSIP Number)

John V. Lovoi

Manager

JVL Advisors, LLC

10000 Memorial Drive, Suite 550

Houston, Texas 77024

(713) 579-2617

Copies to:

Timothy T. Samson

Thompson & Knight LLP

811 Main Street, Suite 2500

Houston, TX 77002

(713) 654-8111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48019R108
(1)	Names of Reporting Persons
JVL Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	812,412 shares(1)
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	812,412 shares
	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	812,412 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	16.34% (2)
(14)	Type of Reporting Person (See Instructions)	OO

(1) JVL Advisors, LLC may be deemed to have voting and dispositive power over the securities owned by Navitas Fund LP, a Texas limited partnership (“Navitas”), Luxiver, LP, a Delaware limited partnership (“Luxiver”), Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”), Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”), Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”), Children’s Energy Fund, LP, a Delaware limited partnership (“Children’s”), Blackbird 1846 Energy Fund, LP, a Delaware limited partnership (“Blackbird”), and LVPU, LP, a Delaware limited partnership (“LVPU” and collectively with Navitas, Luxiver, TJS, Hephaestus, Asklepios, Panakeia, Blackbird, and Children’s, the “Partnerships”); thus, it may also be deemed to be the beneficial owner of these securities. JVL Advisors, LLC disclaims any beneficial ownership of the reported securities beneficially owned by the Partnerships in excess of its pecuniary interest in such securities.

(2) The percentages reported in this Schedule 13D/A are based upon 4,971,044 shares of Class A common stock outstanding as of October 26, 2018 (according to the Form 10-Q for the quarter ended September 30, 2018 filed by the issuer with the Securities and Exchange Commission (the “SEC”) on November 2, 2018).

CUSIP No. 48019R108
(1)	Names of Reporting Persons
John V. Lovoi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	812,412 shares(1)
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	812,412 shares
	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	812,412 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	16.34% (2)
(14)	Type of Reporting Person (See Instructions)	IN

(1) John V. Lovoi may be deemed to have voting and dispositive power over the securities owned by Navitas Fund LP, a Texas limited partnership (“Navitas”), Luxiver, LP, a Delaware limited partnership (“Luxiver”), Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”), Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”), Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”), Children’s Energy Fund, LP, a Delaware limited partnership (“Children’s”), Blackbird 1846 Energy Fund, LP, a Delaware limited partnership (“Blackbird”), and LVPU, LP, a Delaware limited partnership (“LVPU” and collectively with Navitas, Luxiver, TJS, Hephaestus, Asklepios, Panakeia, Blackbird, and Children’s, the “Partnerships”); thus, he may also be deemed to be the beneficial owner of these securities. John V. Lovoi disclaims any beneficial ownership of the reported securities beneficially owned by the Partnerships in excess of his pecuniary interest in such securities.

(2) The percentages reported in this Schedule 13D/A are based upon 4,971,044 shares of Class A common stock outstanding as of October 26, 2018 (according to the Form 10-Q for the quarter ended September 30, 2018 filed by the issuer with the SEC on November 2, 2018).

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Navitas Fund LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	72,899 shares
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	72,899 shares
	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	72,899 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	1.47% (1)
(14)	Type of Reporting Person (See Instructions)	PN

(1) The percentages reported in this Schedule 13D/A are based upon 4,971,044 shares of Class A common stock outstanding as of October 26, 2018 (according to the Form 10-Q for the quarter ended September 30, 2018 filed by the issuer with the SEC on November 2, 2018).

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Luxiver, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	316,490 shares
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	316,490 shares
	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	316,490 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	6.37% (1)
(14)	Type of Reporting Person (See Instructions)	PN

(1) The percentages reported in this Schedule 13D/A are based upon 4,971,044 shares of Class A common stock outstanding as of October 26, 2018 (according to the Form 10-Q for the quarter ended September 30, 2018 filed by the issuer with the SEC on November 2, 2018).

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Hephaestus Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	233,399 shares
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	233,399 shares
	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	233,399 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	4.70% (1)
(14)	Type of Reporting Person (See Instructions)	PN

(1) The percentages reported in this Schedule 13D/A are based upon 4,971,044 shares of Class A common stock outstanding as of October 26, 2018 (according to the Form 10-Q for the quarter ended September 30, 2018 filed by the issuer with the SEC on November 2, 2018).

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Asklepios Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	26,888 shares
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	26,888 shares
	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	26,888 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.54% (1)
(14)	Type of Reporting Person (See Instructions)	PN

(1) The percentages reported in this Schedule 13D/A are based upon 4,971,044 shares of Class A common stock outstanding as of October 26, 2018 (according to the Form 10-Q for the quarter ended September 30, 2018 filed by the issuer with the SEC on November 2, 2018).

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Panakeia Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	31,824 shares
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	31,824 shares
	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	31,824 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.64% (1)
(14)	Type of Reporting Person (See Instructions)	PN

(1) The percentages reported in this Schedule 13D/A are based upon 4,971,044 shares of Class A common stock outstanding as of October 26, 2018 (according to the Form 10-Q for the quarter ended September 30, 2018 filed by the issuer with the SEC on November 2, 2018).

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Children’s Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	59,851 shares
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	59,851 shares
	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	59,851 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	1.20% (1)
(14)	Type of Reporting Person (See Instructions)	PN

(1) The percentages reported in this Schedule 13D/A are based upon 4,971,044 shares of Class A common stock outstanding as of October 26, 2018 (according to the Form 10-Q for the quarter ended September 30, 2018 filed by the issuer with the SEC on November 2, 2018).

CUSIP No. 48019R108
(1)	Names of Reporting Persons
LVPU, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	32,449 shares
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	32,449 shares
	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	32,449 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.65% (1)
(14)	Type of Reporting Person (See Instructions)	PN

(1) The percentages reported in this Schedule 13D/A are based upon 4,971,044 shares of Class A common stock outstanding as of October 26, 2018 (according to the Form 10-Q for the quarter ended September 30, 2018 filed by the issuer with the SEC on November 2, 2018).

CUSIP No. 48019R108
(15)	Names of Reporting Persons
Blackbird 1846 Energy Fund, LP
(16)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) (b) ☒
(17)	SEC Use Only
(18)	Source of Funds (See Instructions)		WC
(19)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(20)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(21)	Sole Voting Power	38,612 shares
	(22)	Shared Voting Power	0
	(23)	Sole Dispositive Power	38,612 shares
	(24)	Shared Dispositive Power	0

(25)	Aggregate Amount Beneficially Owned by Each Reporting Person	38,612 shares
(26)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(27)	Percent of Class Represented by Amount in Row (11)	0.78% (1)
(28)	Type of Reporting Person (See Instructions)	PN

(1) The percentages reported in this Schedule 13D/A are based upon 4,971,044 shares of Class A common stock outstanding as of October 26, 2018 (according to the Form 10-Q for the quarter ended September 30, 2018 filed by the issuer with the SEC on November 2, 2018).

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment no. 2) is being filed with respect to the Class A Common Stock, par value $0.001 per share, of Jones Energy, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed with the SEC on February 17, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on February 16, 2016 (the “Schedule 13D”). Except as otherwise specified herein, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Subparagraphs (a) and (f) of Item 2 in the Schedule 13D are amended and restated in their entirety by the following:

(a)       Pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”), this Schedule 13D is being jointly filed by the following persons:

(i)	JVL Advisors, LLC, a Texas limited liability company (“JVL”);
(ii)	John V. Lovoi, an individual residing in the State of Texas (“Mr. Lovoi” and collectively with JVL, the “JVL Parties”);
(iii)	Navitas Fund LP, a Texas limited partnership (“Navitas”);
(iv)	Luxiver, LP, a Delaware limited partnership (“Luxiver”);
(v)	Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”);
(vi)	Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”);
(vii)	Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”);
(viii)	Children’s Energy Fund, LP, a Delaware limited partnership (“Children’s”);
(ix)	LVPU, LP, a Delaware limited partnership (“LVPU”); and
(x)	Blackbird 1846 Energy Fund, LP (“Blackbird”).

Navitas, Luxiver, Hephaestus, Asklepios, Panakeia, Children’s, LVPU and Blackbird are sometimes referred to collectively herein as the “Partnerships” and individually as a “Partnership.” The JVL Parties and the Partnerships are referred to collectively herein as the “Reporting Persons” and individually as a “Reporting Person.” TJS Energy Fund, LP, a Delaware limited partnership (“TJS”), sold all of its securities and is no longer a Reporting Person for purposes of the Schedule 13D.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the general partners of certain of the Reporting Persons and the controlling persons of such general partners is set forth on Schedule A hereto, which is incorporated herein by reference.

(f)       JVL is a Texas limited liability company; Mr. Lovoi is a citizen of the United States of America; Navitas is a Texas limited partnership; Luxiver is a Delaware limited partnership; Hephaestus is a Delaware limited partnership; Asklepios is a Texas limited partnership; Panakeia is a Delaware limited partnership; Children’s is a Delaware limited partnership; LVPU is a Delaware limited partnership; Blackbird is a Delaware limited partnership.

Item 5. Interest in Securities of the Issuer.

Subparagraphs (a), (b) and (c) of Item 5 in the Schedule 13D are amended and restated in their entirety by the following:

(a)       The aggregate number and percentage of Shares to which this Schedule 13D relates is 812,412, constituting approximately 16.34% of the Issuer's currently outstanding Class A Common Stock. The aggregate number and percentage of Shares reported herein are based upon the 4,971,044 shares of Class A Common Stock outstanding as of October 26, 2018 (according to the Form 10-Q for the quarter ended September 30, 2018 filed by the issuer with the SEC on November 2, 2018). The information provided in the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference.

(b)       As of the date hereof, the Reporting Persons have, or may be deemed to have, the sole power to vote or to direct the vote, to dispose or to direct the disposition of, the number of Shares set forth below opposite such Reporting Person’s name. The information provided in the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference.

Reporting Person	Number of Shares
JVL	812,412
Mr. Lovoi	812,412
Navitas	72,899
Luxiver	316,490
Hephaestus	233,399
Asklepios	26,888
Panakeia	31,824
Children’s	59,851
LVPU	32,449
Blackbird	38,612

(c)       Except as set forth below, there have been no reportable transactions with respect to the Shares by the Reporting Persons during the past 60 days:

Identity of Reporting Person Effecting Transaction:	Date of Transaction:	Amount of Securities Involved:	Average Price Per Share:	Type of Transaction	Where and How Transaction Effected:
Navitas	12/18/2018	20,214	$0.69	Sale	Broker – Open Market
TJS	12/18/2018	5,786	$0.69	Sale	Broker – Open Market
Navitas	12/19/2018	6,173	$0.63	Sale	Broker – Open Market
Luxiver	12/19/2018	10,339	$0.63	Sale	Broker – Open Market
Hephaestus	12/19/2018	8,488	$0.63	Sale	Broker – Open Market
Navitas	12/20/2018	2,469	$0.60	Sale	Broker – Open Market
Luxiver	12/20/2018	4,136	$0.60	Sale	Broker – Open Market
Hephaestus	12/20/2018	3,395	$0.60	Sale	Broker – Open Market
Navitas	12/21/2018	10,000	$0.58	Sale	Broker – Open Market
Luxiver	12/21/2018	5,000	$0.58	Sale	Broker – Open Market
Hephaestus	12/21/2018	5,000	$0.58	Sale	Broker – Open Market

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 in the Schedule 13D is amended and restated in its entirety by the following:

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Schedule A to the Schedule 13D is hereby amended and restated in its entirety with the Schedule A attached hereto.

Exhibit 1 to the Schedule 13D is hereby amended and restated in its entirety with the Exhibit 1 attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2018

JVL ADVISORS, LLC

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

/s/ John V. Lovoi
John V. Lovoi

NAVITAS FUND, LP

By: JVL Partners, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

LUXIVER, LP

By: LB Luxiver GP, LP, a Texas limited partnership, its General Partner

By: LB Luxiver, LLC, a Texas limited liability company, its General Partner

By: Lobo Baya LLC, a Texas limited liability company, its sole Member

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

HEPHAESTUS ENERGY FUND, LP

By: Hephaestus Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: HEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

ASKLEPIOS ENERGY FUND, LP

By: Asklepios Energy GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

PANAKEIA ENERGY FUND, LP

By: Panakeia Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: PEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

CHILDREN’S ENERGY FUND, LP

By: Children’s Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

LVPU, LP

By: LVPU GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

BLACKBIRD 1846 ENERGY FUND, LP

By: Blackbird 1846 Energy Fund GP, L.P., a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

Schedule A

The general partner of Navitas Fund, LP is JVL Partners, LP. The general partner of JVL Partners, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Luxiver, LP is LB Luxiver GP, LP. The general partner of LB Luxiver GP, LP is LB Luxiver, LLC. The sole managing member of LB Luxiver, LLC is Lobo Baya LLC. The following individuals are the managing members of Lobo Baya LLC: John V. Lovoi, Paul B. Loyd, Jr., Michael Raleigh, Norbert Csaszar, Kelly Loyd and Derek Michaelis. Such individuals expressly disclaim any beneficial ownership in the Shares, except to the extent of their pecuniary interests therein. The business address of such individuals is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Hephaestus Energy Fund, LP is Hephaestus Energy Fund GP, LP. The general partner of Hephaestus Energy Fund GP, LP is HEF GP, LLC. The sole member and manager of HEF GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Asklepios Energy Fund, LP is Asklepios Energy GP, LP. The general partner of Asklepios Energy GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Panakeia Energy Fund, LP is Panakeia Energy Fund GP, LP. The general partner of Panakeia Energy Fund GP, LP is PEF GP, LLC. The sole member and manager of PEF GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Children’s Energy Fund, LP is Children’s Energy Fund GP, LP. The general partner of Children’s Energy Fund GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of LVPU, LP is LVPU GP, LP. The general partner of LVPU GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Blackbird 1846 Energy Fund, LP is Blackbird 1846 Energy Fund GP, L.P. The general partner of Blackbird 1846 Energy Fund GP, L.P. is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A common stock, par value $0.001 per share of JONES ENERGY, INC. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof each of the undersigned, being duly authorized, hereby execute this Agreement on the date set forth below.

Date: December 27, 2018

JVL ADVISORS, LLC

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

/s/ John V. Lovoi
John V. Lovoi

NAVITAS FUND, LP

By: JVL Partners, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

LUXIVER, LP

By: LB Luxiver GP, LP, a Texas limited partnership, its General Partner

By: LB Luxiver, LLC, a Texas limited liability company, its General Partner

By: Lobo Baya LLC, a Texas limited liability company, its sole Member

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

HEPHAESTUS ENERGY FUND, LP

By: Hephaestus Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: HEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

ASKLEPIOS ENERGY FUND, LP

By: Asklepios Energy GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

PANAKEIA ENERGY FUND, LP

By: Panakeia Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: PEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

CHILDREN’S ENERGY FUND, LP

By: Children’s Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

LVPU, LP

By: LVPU GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

BLACKBIRD 1846 ENERGY FUND, LP

By: Blackbird 1846 Energy Fund GP, L.P., a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager